Filed by: HomeStreet, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: HomeStreet, Inc. Commission File No.: 001-35424 The following article was published by The Seattle Times and includes information related to the proposed transaction between HomeStreet, Inc. and FirstSun Capital Bancorp.

Two Seattle bank mergers show different sides of interest rate turmoil Feb. 16, 2024 at 6:00 am Updated Feb. 16, 2024 at 6:00 am WaFd CEO Brent Beardall said the acquisition of Luther Burbank Savings moves it closer toward the “sweet spot” for regional banks. (Ken Lambert / The Seattle Times) By Paul Roberts Seattle Times business reporter Two recent mergers involving long-standing Seattle-based banks offer a poignant reminder of the turmoil that has gripped regional banks since 2022. On Jan. 16, Seattle-based HomeStreet Bank announced it was being acquired by Denver-based FirstSun Capital Bancorp in a deal that, pending approval, is worth around $286 million. Founded in 1921 as the Continental Mortgage and Loan Co., HomeStreet had seen its earnings fall amid federal efforts to tame inflation with higher rates. Two weeks later, Seattle-based WaFd Bank announced it had received approval for a previously announced $654 million acquisition of Luther Burbank Savings of Santa Rosa, Calif., which, like HomeStreet, had struggled under rising rates. WaFd and HomeStreet are two very different banks. WaFd, which was founded in 1917 as Ballard Savings and Loan, has more than 200 branches in eight Western states, including more than 70in Washington, and nearly $23 billion in assets. Its headquarters are at Fifth Avenue and Pike Street in downtown Seattle. HomeStreet, based just around the corner at Two Union Square, has 57 branches, including 29 in Washington with the rest in Oregon, California and Hawaii, and assets of $9.5 billion.

Yet both mergers were spurred by the same event: the Federal Reserve’s move to cut inflation by raising a key lending rate from near zero in early 2022 to more than 5% in August 2023. The result was the Great Asset-Liability Mismatch: as interest rates climbed, many banks saw the rates they paid to borrow money (their liabilities) rise much faster than the rates they were charging borrowers for loans (their assets). In a handful of extreme cases, such as Silicon Valley Bank, that mismatch was fatal. And while the majority of banks weathered the crisis, many took substantial earnings hits. Strategy turned upside down That included HomeStreet. In early 2022, while rates were still low, HomeStreet stepped up lending, especially on multifamily projects, said Mark Mason, HomeStreet CEO since 2010. The expectation, Mason said, was that HomeStreet could fund those new loans from its growing deposits. At the time, the U.S. economy was steadily recovering from COVID-19. Loans and deposits were up at many banks, including HomeStreet, whose share price had hit an all-time high of around $57 in January 2022. The Fed’s rate hikes turned that strategy upside down. HomeStreet’s deposit growth stalled as higher interest rates made competing assets, such as U.S. Treasuries, more attractive to depositors, Mason said. Higher interest rates also meant fewer borrowers were refinancing to pay off their HomeStreet loans early, which meant less funding for HomeStreet to re-lend. ADVERTISING As a result, HomeStreet had to increase its own borrowing, largely via federal lending programs, even though that meant paying much higher rates. And even as HomeStreet’s borrowing costs rose, many of the loans it had made were still in their “fixed-rate” period, meaning they were still paying those low pre-2022 interest rates. That combination “squeezed our net interest margin,” said Mason, referring to the all-important differential between a bank’s lending and borrowing costs. Mason said HomeStreet had already begun shifting its lending strategy toward more variable-rate loans, which adjust with interest rates. But that shift would take several years, much too slow to dampen the effects of rising rates. By the end of 2022, HomeStreet’s earnings had fallen 71% and would go negative by the end of 2023. By December, shares were trading at around $4, though they’ve since recovered somewhat. Mason, who was originally hired to guide HomeStreet out of an existential crisis after the Great Recession, said the bank wasn’t at risk of failing this time. Still, the recent decline in earnings and share price created real pressure to “look at alternatives,” including a possible sale, starting last May, Mason said.

FirstSun, which made the initial overture to HomeStreet, was a good fit, Mason said. The Denver-based bank, with branches in Texas, Kansas, Colorado, New Mexico and Arizona, was in an expansion mode. It also has deep pockets: Earnings had almost tripled between 2021 and 2023, in part because of its larger portfolio of variable-rate business loans, Mason said. Even though HomeStreet is the bigger bank on paper, with $9.45 billion in assets versus FirstSun’s $7.75 billion — FirstSun is actually worth more. That will be reflected in the sale, an “all-stock” deal where the banks essentially exchange shares according to a ratio that reflects the banks’ relative value. When the deal closes, FirstSun shareholders will own 64% of the new company, HomeStreet shareholders will own 22% and outside investors will hold the remaining 14%. HomeStreet’s shares jumped to around $15 after the deal was announced. Mason will continue running HomeStreet’s current operations under the HomeStreet name and will also be executive vice chair of the new board of directors. While the merger will likely mean job losses in back office operations of both banks, Mason said, overall losses “will be far smaller than in most [mergers] because there’s no regional overlap.” Buyer’s market For WaFd Bank, meanwhile, the interest rate chaos resulted in a buying opportunity. For starters, WaFd Bank was less vulnerable to rate hikes: Back in 2005, the bank began moving away from fixed-rate loans and toward more variable-rate commercial loans, said CEO Brent Beardall. Residential mortgages, for example, now make up 37% of WaFd’s bank’s total loan portfolio, versus nearly 50% in 2019 — a change that “helps us in a rising rate environment,” Beardall said. WaFd has also shifted its sources of funding, with less emphasis on things like certificates of deposit, which are highly sensitive to interest rates, and more on things like checking and money market accounts, which pay lower rates. As a result, interest rate hikes had a smaller impact. Though WaFd’s fourth quarter earnings in 2023 were down around 26% versus 2022, they’re still roughly 16% ahead of where they were in late 2021, just before rates kicked up. WaFd’s share price was down as much as 28%, to around $24, late last year, but it outperformed the Dow Jones U.S. Select Regional Banks Index, which fell by as much as 50%. Beardall said WaFd had been looking for expansion opportunities — its last acquisition was in 2014, with 74 Bank of America branches — and Luther Burbank Savings, which has 10 branches in California and one in Washington (Bellevue), fit the bill.

Because the California bank was still structured more like a traditional “thrift,” heavy on fixed-rate residential loans and CDs, “they were getting squeezed as rates went up,” Beardall said. Between January 2022 and last October, Luther Burbank’s earnings fell 92%. In spring of 2022, Luther Burbank approached WaFd, and a deal was announced that November. WaFd was able to strike a bargain in its all-stock purchase of Luther Burbank. ADVERTISING Depending on the two banks’ share prices on the closing date, WaFd will be buying Luther Burbank at around 75 cents for every dollar of the California bank’s net worth, said Beardall, “which compensates us for buying [an] asset whose margins have been compressed.” The deal, which gives WaFd a presence in California, also moves it closer to what Beardall calls the “sweet spot” for regional banks. At more than $30 billion in assets, WaFd will emerge with the scale to get better efficiencies and the capital to lend to all but the very largest customers. But WaFd will be small enough so that commercial customers can still have personal relationships with senior bank executives, Beardall said. “We’re not going to be the bank of Microsoft. We’re not going to be the bank of Boeing,” Beardall said. “We get that. But for almost everybody else, we can absolutely be their bank.” WaFd was recently included on a list of regional banks with high concentrations of commercial real estate loans, which some experts worry have a higher default risk in today’s high interest climate. But Beardall said that high concentration is driven by an intentional push into loans on multifamily assets, which “are the lowest-risk loans we as a bank can make, according to both our own historical experience and also [federal] industry data.” Over at HomeStreet, Mason also sees advantages in merging. His organization will quickly gain the efficiencies of a larger bank and the resources to grow as the economy continues to improve. Homestreet could have managed on its own, Mason said. But it would’ve needed “a couple of years” for earnings to recover, with a period of lower profitability in the meantime “that is not great for shareholders.” Given those circumstances, it made sense to look for an alternative to “going alone through this low-margin period,” Mason said. “And we found one.” Paul Roberts: proberts@seattletimes.com; View 0 Comments / 0 New

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding the proposed transaction between HomeStreet, Inc. (“HomeStreet”) and FirstSun Capital Bancorp (“FirstSun”). In general, forward-looking statements can be identified through use of words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, and include statements related to the expected timing, completion, financial benefits, and other effects of the proposed mergers (the "Merger"). Forward-looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial conditions to differ materially from those expressed in or implied by such statements. Factors that could cause or contribute to such differences include, but are not limited to, (1) expected cost savings, synergies and other financial benefits from the Merger not being realized within the expected time frames and costs or difficulties relating to integration matters being greater than expected, (2) the ability of HomeStreet to obtain the necessary approval by its shareholders, (3) the ability of FirstSun and HomeStreet to obtain required governmental approvals of the Merger, (4) the ability of FirstSun to consummate their investment agreements to obtain the necessary capital to support the transaction, and (5) the failure of the closing conditions in the definitive Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 16, 2024, by and between HomeStreet and FirstSun to be satisfied, or any unexpected delay in closing the Merger. Further information regarding additional factors that could affect the forward-looking statements can be found in the cautionary language included under the headings “Cautionary Note Regarding Forward-Looking Statements” (in the case of FirstSun), “Forward- Looking Statements” (in the case of HomeStreet), and “Risk Factors” in FirstSun’s and HomeStreet’s Annual Reports on Form 10-K for the year ended December 31, 2022, and other documents subsequently filed by FirstSun and HomeStreet with the U.S. Securities and Exchange Commission (“SEC”). ADDITIONAL INFORMATION AND WHERE TO FIND IT IN CONNECTION WITH THE MERGER BETWEEN FIRSTSUN, A DELAWARE CORPORATION, AND HOMESTREET, A WASHINGTON CORPORATION, FIRSTSUN WILL FILE WITH THE SEC A REGISTRATION STATEMENT ON FORM S-4 THAT WILL INCLUDE A PROXY STATEMENT OF HOMESTREET AND A PROSPECTUS OF FIRSTSUN, AS WELL AS OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS, PRIOR TO MAKING ANY INVESTMENT OR VOTING DECISION, ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC on its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by (i) FirstSun on its website at https://ir.firstsuncb.com/investor-